Morgan, Lewis & Bockius LLP

300 South Grand Avenue, 22nd Floor

Los Angeles, California 90071

January 23, 2014

VIA EDGAR

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Contango ORE, Inc.
Form 10-K for Fiscal Year Ended June 30, 2013
Filed September 11, 2013
File No. 001-35770

Dear Mr. Reynolds:

We are writing to confirm our telephone conversation with Mr. George Schuler on January 23, 2014, during which we requested that Contango ORE, Inc. be provided additional time to respond to your letter of January 9, 2014 to Mr. Brad Juneau regarding the above-referenced filings. In this regard, Contango ORE, Inc. has advised us that it will provide a response by February 7, 2014. We appreciate the staff’s courtesy in this matter.

Sincerely,

/s/ Richard A. Shortz

Richard A. Shortz